UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Datastream Systems, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

238124101

(CUSIP Number)

Gregory M. Giangiordano

Senior Vice President, General Counsel and Secretary

Magellan Holdings, Inc.

1000 Windward Concourse Parkway, Suite 100

Alpharetta, GA 30005

Telephone: (678) 318-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 4, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Magellan Holdings, Inc. (I.R.S. Employer Identification Number 20-2597366)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

                None

  8.    SHARED VOTING POWER

                3,751,431 shares of Common Stock[1]

  9.    SOLE DISPOSITIVE POWER

                None

10.    SHARED DISPOSITIVE POWER

                None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,751,431 shares of Common Stock[2]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8%
14.	TYPE OF REPORTING PERSON CO

[1]	See discussion in Items 4 and 5 of this Schedule 13D.
[2]	See discussion in Items 4 and 5 of this Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.01 par value per share (the “Common Stock”), of Datastream Systems, Inc., a Delaware corporation (“Datastream”). The principal executive offices of Datastream are located at 50 Datastream Plaza, Greenville, South Carolina 29605.

Item 2. Identity and Background.

This Statement is filed by Magellan Holdings, Inc., a Georgia corporation (“Magellan”). Magellan’s principal business address is 1000 Windward Concourse Parkway, Suite 100, Alpharetta, Georgia 30005. Magellan, together with its subsidiaries, provides enterprise software products and services in areas such as supply chain planning, relationship management, demand management, ERP, warehouse management, marketing-drive distribution, and business intelligence. The following are the directors and executive officers of Magellan: C. James Schaper, Director, Chief Executive Officer and Chairman; Ken Walters, President and Chief Operating Officer; Kevin Samuelson, Senior Vice President, Mergers & Acquisitions; Thomas Lynch, Senior Vice President, Corporate Marketing; Mark Henry, Vice President of Taxation, Treasury and Risk Management; and Gregory M. Giangiordano, Senior Vice President, General Counsel and Secretary. All of the individuals named in this Item 2 are United States citizens.

During the last five years, neither Magellan, nor, to Magellan’s knowledge, any of the individuals referred to above, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Datastream and Magellan have entered into a definitive Agreement and Plan of Merger, dated as of January 4, 2006 (the “Merger Agreement”) for Datastream to be acquired in an all-cash transaction valued at $10.26 per share of Common Stock. The total transaction value is approximately $215 million. As an inducement for Magellan to enter into the Merger Agreement with Datastream, and in consideration thereof, Larry G. Blackwell (“Blackwell”), the holder of 2,229,898 shares of Common Stock and options to acquire an additional 221,920 shares of Common Stock entered into a Voting Agreement, dated as of January 4, 2006, with Magellan (the “Blackwell Voting Agreement”). As an inducement for Magellan to enter into the Merger Agreement with Datastream, and in consideration thereof, C. Alex Estevez (“Estevez”), the holder of 1,659 shares of Common Stock and options to acquire an additional 470,600 shares of Common Stock entered into a Voting Agreement, dated as of January 4, 2006, with Magellan (the “Estevez Voting Agreement”). As an inducement for Magellan to enter into the Merger

Agreement with Datastream, and in consideration thereof, John M. Sterling, III (“Sterling”, and collectively with Estevez and Blackwell, the “Voting Holders”), the holder of 434,922 shares of Common Stock and options to acquire an additional 392,432 shares of Common Stock entered into a Voting Agreement, dated as of January 4, 2006, with Magellan (the “Sterling Voting Agreement” and, together with the Estevez Voting Agreement and Blackwell Voting Agreements, the “Voting Agreements”).

Magellan did not pay additional consideration to the Voting Holders in connection with the execution and delivery of the Voting Agreements. Copies of the Merger Agreement and the Voting Agreements are filed as Exhibits 99.1 through 99.4, and are incorporated herein by reference.

Item 4. Purpose of Transaction.

As stated above, the Voting Agreements were entered into as an inducement for, and in consideration of, Magellan’s entering into the Merger Agreement. Subject to the terms and conditions thereof, the Merger Agreement provides for the merger (the “Merger”) of a wholly owned subsidiary of Magellan (“Merger Sub”) with and into Datastream. At the effective time of the Merger, each outstanding share of Common Stock will be exchanged for $10.26 in cash.

The Merger Agreement has been approved by the board of directors of each of Datastream and Magellan. The transaction is subject to approval by the holders of a majority in interest of Datastream’s outstanding Common Stock. The transaction is also subject to customary regulatory approvals and other closing conditions and is expected to close in the second quarter of 2006.

Pursuant to the Voting Agreements entered into in connection with the Merger Agreement, the Voting Holders, the beneficial owners of 3,751,431 shares of Common Stock, which represents approximately 17.8%3 of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1), have agreed to vote (or cause to be voted) all issued and outstanding securities of Datastream owned of record or beneficially by each such shareholder: (a) in favor of (i) the adoption of the Merger Agreement and (ii) the Merger and each of the other transactions contemplated by the Merger Agreement; and (b) against the following actions: (i) approval of any proposal made in opposition to or competition with consummation of the Merger and the Merger Agreement, (ii) any Acquisition Proposal (as such term is defined in the Merger Agreement) from any party other than Magellan or an affiliate of Magellan as contemplated by the Merger Agreement, (iii) any proposal that is intended to, or is reasonably likely to, result in the conditions of Magellan’s or Merger Sub’s obligations under the Merger Agreement not being fulfilled, (iv) any amendment of Datastream’s certificate of incorporation or by-laws that is not requested or expressly approved by Magellan, and (v) any dissolution, liquidation or winding up of Datastream.

In addition, the Voting Holders cannot sell, transfer, convert or otherwise dispose of the shares subject to a Voting Agreement, except (i) gifts to certain specified family members or to a

[3]	The share ownership percentages described in this Statement are based on shares of Common Stock deemed to be outstanding as of the date of this Statement, which includes 20,003,239 shares of Common Stock actually issued and outstanding as of such date and 1,084,952 shares of Common Stock issuable to the Voting Holders within 60 days upon exercise of their options.

trust, provided such transferee explicitly agrees to be bound by all of the provisions of the applicable Voting Agreement, (ii) a transfer of title of the shares pursuant to a Voting Holder’s will or the laws of intestate succession, or (iii) a gift of the shares to a civic or other charitable organization, provided such transferee explicitly agrees to be bound by all of the provisions of the applicable Voting Agreement. The Voting Agreements expire on the earliest of: (i) such time as the Merger Agreement is terminated in accordance with its terms, (ii) such time as the Merger becomes effective.

The purpose of the Voting Agreements is to enable Magellan and Datastream to consummate the transactions contemplated by the Merger Agreement.

Upon the consummation of the Merger, the directors of Merger Sub immediately prior to the effective time of the Merger shall be the directors of the surviving corporation immediately following the effective time of the Merger, and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal, in accordance with applicable law and the certificate of incorporation and bylaws of the surviving corporation. The officers of Datastream immediately prior to the effective time of the Merger shall be the officers of the surviving corporation until their respective successors are duly appointed and qualified or their earlier death, resignation or removal.

At the effective time of the Merger, the certificate of incorporation of Merger Sub, as in effect immediately prior to the effective time of the Merger, will become the certificate of incorporation of the surviving corporation, until duly amended; provided that the certificate of incorporation of the surviving corporation shall be amended to reflect that the name of the surviving corporation shall be “Datastream Systems, Inc.” At the effective time of the Merger, the by-laws of the Merger Sub, as in effect immediately prior to the effective time of the Merger, will become the by-laws of the surviving corporation, until duly amended.

If the Merger is consummated as planned, Magellan anticipates that Datastream will become a wholly owned subsidiary of Magellan and that Magellan will seek to cause the Common Stock to be deregistered under the Exchange Act and the Securities Act of 1933, as amended.

Except as set forth in this Item 4, neither Magellan nor, to Magellan’s knowledge, any of the individuals referred to Item 2 of this Statement, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D (although Magellan reserves the right to develop such plans).

The foregoing summary of certain provisions of the Merger Agreement and the Voting Agreements is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

Item 5. Interest in Securities of the Issuer.

(a)-(b) As of the filing date of this Schedule 13D, as a result of the Voting Agreements, Magellan may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) shared power to vote or direct the vote of 3,751,431 shares of Common Stock, which represents approximately 17.8% of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1), subject to the conditions and limitations of the Voting Agreements.

Apart from the terms and conditions set forth in the Voting Agreements, Magellan is not entitled to any rights of a stockholder of Datastream. Magellan does not, other than as specified in the Voting Agreements, have (i) sole or shared power to vote or direct the vote or (ii) sole or shared power to dispose or direct the disposition of Common Stock.

(c) Except as set forth or incorporated herein, neither Magellan nor, to Magellan’s knowledge, any of the individuals referred to Item 2 of this Statement, has effected any transaction in Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the Merger Agreement and the Voting Agreements, to the knowledge of Magellan, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Statement or between such persons and any other person with respect to the securities of Datastream, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits.

99.1.	Agreement and Plan of Merger, dated January 4, 2006, by and among Datastream Systems, Inc., Spartan Merger Sub, Inc, and Magellan Holdings, Inc.

99.2.	Voting Agreement, dated January 4, 2006, by and among Magellan Holdings, Inc., Spartan Merger Sub, Inc, and Larry G. Blackwell

99.3.	Voting Agreement, dated January 4, 2006, by and among Magellan Holdings, Inc., Spartan Merger Sub, Inc, and C. Alex Estevez

99.2.	Voting Agreement, dated January 4, 2006, by and among Magellan Holdings, Inc., Spartan Merger Sub, Inc, and John M. Sterling, III

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2006

Magellan Holdings, Inc.

By:	/s/ Gregory M. Giangiordano
Name:	Gregory M. Giangiordano
Title:	Senior Vice President, General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit Number	Document
99.1.	Agreement and Plan of Merger, dated January 4, 2006, by and among Datastream Systems, Inc., Spartan Merger Sub, Inc, and Magellan Holdings, Inc.

99.2.	Voting Agreement, dated January 4, 2006, by and among Magellan Holdings, Inc., Spartan Merger Sub, Inc, and Larry G. Blackwell

99.3.	Voting Agreement, dated January 4, 2006, by and among Magellan Holdings, Inc., Spartan Merger Sub, Inc, and C. Alex Estevez

99.4.	Voting Agreement, dated January 4, 2006, by and among Magellan Holdings, Inc., Spartan Merger Sub, Inc, and John M. Sterling, III